Exhibit 99.2

Archer Limited announces fourth quarter 2011 results and preliminary results for 2011 earnings release date and conference call information

24|02|2012
Hamilton, Bermuda (February 24, 2012)

Archer Limited's fourth quarter 2011 results and preliminary results for 2011 are scheduled to be released on Wednesday February 29, 2012 before the start of trading on Oslo Stock Exchange.

In connection with the earnings release, a conference call/webcast will be held at 1PM GMT (2PM CET) on Wednesday 29, 2012.

To listen to the presentation, the following options are available:

A. Webcast

In order to listen to the presentation on the web, you need to have installed a sound card on your computer.

To register for the webcast please go to www.media-server.com/m/p/sjinf4c4

B. Conference call

To access the call, which is open to the public, please contact the conference call operator at the participant telephone numbers listed below. Please call in 20 minutes prior to the scheduled start time, and ask for the "Archer Fourth Quarter 2011 Results and Preliminary 2011 Results Conference Call."

Participant Telephone Numbers:

+44 (0)20 7136 2054 UK Toll
0800 279 4841 UK Toll Free

+1 646 254 3362 USA Toll
1877 249 9037 USA Toll Free

+47 2350 0486 Norway Toll
800 56054 Norway Toll Free

Confirmation Code: 8211045

The operator will ask for your name, company and the confirmation code.

Following the presentation there will be a Q&A session. Information on "how to ask questions" will be given at the beginning of the Q&A session.

Playback Option:

If you are unable to participate in the conference call on the day, there is an opportunity to listen to a replay on www.archerwell.com/webcast or to listen to a playback by dialing:

+44 (0)20 7111 1244 UK Toll
+1 347 366 9565 US Toll
+47 2100 0498 Norway Toll

followed by replay access number: 8211045#

Participant list information required: Full name & company

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)